Exhibit 99.4

NOTICE OF THE SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Nouveau Monde Graphite Inc.:

NOTICE IS HEREBY GIVEN that the special and annual general meeting (the “Meeting”) of holders of common shares (the “Common Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) will be held by way of live webcast available online using the TSX Trust Company platform at https://virtual-meetings.tsxtrust.com/en/1931, on Wednesday, May 13, 2026 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2025 and 2024, and the notes thereto and the independent auditor’s report thereon (the “Financial Statements”);

2.	to elect the directors named in the enclosed management proxy circular (the “Circular”), namely Mr. Daniel Buron, Mr. Eric Desaulniers, Ms. Paola Farnesi, Ms. Édith Jacques, Mr. Hubert T. Lacroix, Mr. Stéphane Leblanc, Ms. Nathalie Pilon, and Ms. Chantal Sorel, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

3.	to appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors of the Corporation to set its compensation;

4.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “A” of the Circular) authorizing, among other things, the Corporation to issue to Investissement Québec (“IQ”) 33,351,853 Common Shares, on a private placement basis, at a price of US$1.84 per Common Share (the “Offering Price”), as more particularly described in the Circular (the “IQ Private Placement”);

5.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “B” of the Circular) authorizing, among other things, the Corporation to issue to Canada Growth Fund Inc. (“CGF”) 44,452,460 Common Shares, on a private placement basis, at the Offering Price, as more particularly described in the Circular (collectively with the IQ Private Placement, the “Related Party Private Placements”);

6.	to consider and, if deemed advisable, to adopt a resolution (the “Private Placements Resolution”, which is set out in Schedule “C” of the Circular) authorizing, among other things, the Related Party Private Placements and the issuance by the Corporation to ENI International B.V. (“ENI”) of 38,043,478 Common Shares, on a private placement basis, at the Offering Price (collectively, the “Private Placements”), and (i) which Common Shares to be issued pursuant to the Private Placements represent, in the aggregate, (A) more than 25% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, and (B) a 19.56% discount to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange on April 9, 2026, and (ii) which Common Shares to be issued pursuant to the Related Party Private Placements represent more than 10% of the current number of Common Shares outstanding of the Corporation, on a non-diluted basis, all as more particularly described in the Circular;

7.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “D” of the Circular) authorizing, among other things, certain amendments to outstanding warrants of the Corporation to acquire Common Shares (the “Warrants”) held by each of IQ and CGF, in each case as more particularly described in the Circular;

8.	to consider and, if deemed advisable, to adopt a resolution (which is set out in Schedule “E” of the Circular) authorizing, among other things, the potential exercise of the Warrants held by IQ and CGF and conversion of an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 in favour of IQ, that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding, on a non-diluted basis, as more particularly described in the Circular; and

9.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Circular for the Meeting is attached to this notice.

Montréal, Québec, April 22, 2026

By order of the Board of Directors,

(s) Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs and Corporate Secretary

Shareholders will have an equal opportunity to participate at the Meeting given its virtual format regardless of their geographic location. As always, we encourage shareholders to vote their Common Shares prior to the Meeting.

Shareholders of the Corporation whose Common Shares are registered in the Corporation’s register in their name may exercise their right to vote by attending the Meeting or by completing a proxy form or voting instruction form. If you are unable to be present via live webcast at the Meeting, kindly complete, date and sign the proxy form or voting instruction form for the Meeting. Proxies must be received by the transfer agent and registrar of the Corporation no later than 10:00 a.m. (Eastern Time) on May 11, 2026 or 48 hours, excluding Saturday, Sunday or holiday, preceding the resumption of the Meeting after an adjournment or postponement (i) by mail at TSX Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile machine at 416-607-7964; (iii) by calling the toll-free number in Canada and the United States 1-888-489-7352; (iv) by casting your vote online to the following website: www.meeting-vote.com; or (v) by scanning and sending it by email to proxyvote@tmx.com.

If you are not a registered shareholder but you are a beneficial owner, please follow the instructions contained in the Circular and those provided by your intermediary.

Please review the Circular carefully and in full prior to voting as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular and the Financial Statements are available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.